UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2026

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar Street

Ra’anana 4366504, Israel

+972-58-7531153

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

NeuroSense Therapeutics Ltd. (the “Company”) is announcing that it will effect a reverse share split of the Company’s ordinary shares at the ratio of 1-for-20, such that each twenty (20) ordinary shares, no par value, shall be consolidated into one (1) ordinary share, no par value. The first date when the Company’s ordinary shares will begin trading on the Nasdaq Capital Market after implementation of the reverse split will be Monday, September 14, 2026.

Following the implementation of the reverse split, the Company’s authorized share capital will remain unchanged. The reverse split will adjust the number of issued and outstanding ordinary shares of the Company from 37,938,036 ordinary shares to 1,896,902 ordinary shares (subject to any further adjustments based on the treatment of fractional shares).

No fractional ordinary shares will be issued as a result of the reverse split. All fractional ordinary shares will be rounded up to the nearest whole ordinary share. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants and options entitling the holders to purchase ordinary shares. The new CUSIP number for the ordinary shares will be M74240207.

This Report on Form 6-K is hereby incorporated by reference into registrant’s Registration Statements on Form S-8 (File No. 333-262480 and 333-289658) and Form F-3 (File No. 333-269306, 333-283656, 333-284051, 333-291122 and 333-293060), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: September 9, 2026	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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